As filed with the U.S. Securities and Exchange Commission on May 5, 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

KINSALE CAPITAL GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	6331	98-0664337
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

2221 Edward Holland Drive, Suite 600
Richmond, VA 23230
(804) 289-1300
(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael P. Kehoe
President and Chief Executive Officer
Kinsale Capital Group, Inc.
 2221 Edward Holland Drive, Suite 600
Richmond, VA 23230
Telephone: (804) 289-1300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory A. Fernicola, Esq. Dwight S. Yoo, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000 (212) 735-2000 (facsimile)	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000 (212) 701-5800 (facsimile)

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common stock, par value $0.01 per share	3,798,145	$36.06	$136,961,108.70	$15,873.79

(1)	Includes additional shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”), based on the average of the high and low prices of the registrant’s common stock on May 2, 2017, as reported on NASDAQ.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 5, 2017

Preliminary prospectus

3,302,736 shares

Common stock

This is a public offering of 3,302,736 shares of common stock of Kinsale Capital Group, Inc. The selling stockholders identified in this prospectus are offering all of the shares offered hereby. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “KNSL.” The last reported sale price of our common stock on NASDAQ on May 4, 2017 was $36.57 per share.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions(1)(2)	$	$
Proceeds, before expenses, to the selling stockholders	$	$
(1)	Certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 495,409 shares of common stock at the price to the public, less the underwriting discount.
(2)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting (conflicts of interests).”

Investing in our common stock involves risks. See “Risk factors” beginning on page 12 of this prospectus and on page 22 in our Annual Report on Form 10-K for the year ended December 31, 2016 incorporated by reference herein.

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus summary — Implications of being an emerging growth company.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock through the book-entry facilities of the Depository Trust Company on or about                  , 2017.

J.P. Morgan	William Blair

RBC Capital Markets

SunTrust Robinson Humphrey	Dowling & Partners Securities LLC	Moelis & Company

                 , 2017

About this prospectus

Market and industry data

In this prospectus, we present certain market and industry data. This information is based on third-party sources which we believe to be reliable. We have not independently verified any third-party information. Forecasts and projections are based on historical market data, other publicly available information, our knowledge of our industry and assumptions based on such information and knowledge. These forecasts and projections have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors” in this prospectus and in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2016 (the “10-K”) incorporated by reference herein. These and other factors could cause future performance to differ materially from our assumptions and estimates. See “Forward-looking statements.”

Trademarks and service marks

This prospectus contains references to a number of trademarks and service marks which are our registered trademarks or service marks, such as “Kinsale Capital Group,” or trademarks or service marks for which we have pending applications or common law rights. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks, service marks and trade names are referred to in this prospectus without the SM and ® symbols, but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to their trademarks, service marks and trade names.

Other considerations

We, the selling stockholders and the underwriters have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus and any information incorporated by reference herein is accurate only as of the date of the document incorporated by reference herein, regardless of the time of delivery of this prospectus or of any sale of our shares of common stock. Our business, financial condition, results of operations and prospects may have changed since these dates. Information contained on our website is not part of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of shares of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read this entire prospectus and the documents incorporated by reference herein carefully, including the sections entitled “Risk factors,” “Forward-looking statements,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere or incorporated by reference in this prospectus. References in this prospectus to the “Company,” “we,” “us,” and “our” are to Kinsale Capital Group, Inc. and its subsidiaries, unless the context otherwise requires. References to “Kinsale” are to Kinsale Capital Group, Inc. only. References to “Kinsale Insurance” are to our subsidiary Kinsale Insurance Company, an Arkansas insurance company. For the definitions of certain terms used in this prospectus, see “Glossary of selected insurance and other terms.”

Kinsale Capital Group, Inc.

Who we are

Founded in 2009, we are an established and growing specialty insurance company. We focus exclusively on the excess and surplus lines (“E&S”) market in the U.S., where we can use our underwriting expertise to write coverages for hard-to-place small business risks. We market and sell these insurance products in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the U.S. Virgin Islands primarily through a network of independent insurance brokers. We have an experienced and cohesive management team, who have an average of 20 years of experience in the E&S market. Many of our employees and members of our management team have also worked together for decades at other E&S insurance companies.

Our goal is to deliver long-term value for our stockholders by growing our business and generating attractive returns. We seek to accomplish this by generating consistent and attractive underwriting profits while managing our capital prudently. We have built a company that is entrepreneurial and highly efficient, using our proprietary technology platform and leveraging the expertise of our highly experienced employees in our daily operations. We believe our systems and technology are at the digital forefront of the insurance industry, allowing us to quickly collect and analyze data, thereby improving our ability to manage our business and reducing response times for our customers. We believe that we have differentiated ourselves from our competitors by effectively leveraging technology, vigilantly controlling expenses and maintaining control over our underwriting and claims operations.

We have significantly grown our business and have generated attractive returns. Excluding the impact of the $72.8 million of net proceeds from our initial public offering (“IPO”) during the third quarter of 2016, from December 31, 2013 to March 31, 2017 we have organically grown our stockholders’ equity at a compound annual growth rate (“CAGR”) of 21.4%. We have grown our gross written premiums from $125.3 million for the year ended December 31, 2013 to $188.5 million for the year ended December 31, 2016, a CAGR of 14.6%. Our return on equity and combined ratio were 16.2% and 74.3%, respectively, for the year ended December 31, 2016 and 11.8% and 82.6%, respectively, for the three months ended March 31, 2017. Our adjusted combined ratio (a non-GAAP financial measure), which excludes the effects of our multi-line quota share reinsurance agreement (“MLQS”), was 76.8% for the year ended December 31, 2016. There were no effects of the MLQS on our combined ratio for the three months ended March 31, 2017 as we terminated and commuted the MLQS contract covering the 2016 calendar year in connection with the successful completion of our IPO in August 2016 and the remaining outstanding MLQS contract, which covered the 2015 calendar year, effective January 1, 2017. For a reconciliation of adjusted combined ratio to combined ratio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations — The MLQS” in the 10-K and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 (the “10-Q”) incorporated by reference herein. We believe that we are well positioned to continue to capitalize on attractive opportunities in our target market and to prudently grow our business.

The following table shows our gross written premiums by underwriting division for the three months ended March 31, 2017 and 2016 and the years ended December 31, 2016, 2015 and 2014.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands)
Gross written premium by division:
Commercial:
Construction	$11,607	$9,252	$42,234	$36,932	$31,667
Small business	8,254	6,432	27,333	21,468	14,462
Excess casualty	4,678	3,645	17,799	16,194	15,595
General casualty	3,641	3,086	16,162	20,511	20,597
Energy	5,128	3,644	16,157	19,022	17,381
Professional liability	3,655	3,945	14,212	14,636	14,698
Life sciences	3,073	2,859	10,897	11,935	10,456
Products liability	3,344	2,091	10,140	9,480	8,931
Allied health	2,685	2,126	9,344	8,644	8,341
Healthcare	1,740	1,877	6,594	6,579	6,479
Commercial property	1,125	1,118	4,835	6,181	7,024
Management liability	786	617	2,244	420	—
Environmental	481	328	1,931	1,005	164
Inland marine	371	386	910	195	—
Public entity	152	223	875	—	—
Commercial insurance	216	110	459	—	—
Total commercial	50,946	41,739	182,126	173,202	155,795
Personal:
Personal insurance	1,916	1,343	6,352	3,807	2,728
Total	$52,862	$43,082	$188,478	$177,009	$158,523

As an E&S insurance company, we are not subject to the rate and form requirements of state insurance regulators. Therefore, we have more flexibility to use policy forms and rates that we believe are appropriate for the risks that we underwrite. Because the underlying risks that we underwrite tend to have unique qualities, we evaluate those risks and use customized pricing and terms and conditions to meet the needs of the insured. This customized approach provides us with the opportunity to achieve attractive long-term growth and profitability.

Kinsale Insurance, our principal operating subsidiary, has been assigned an “A-” (Excellent) rating by A.M. Best Company (“A.M. Best”), a leading rating agency for the insurance industry. This rating is based on matters of concern to policyholders and is not designed or intended for use by investors in evaluating our securities.

Our competitive strengths

We believe that our competitive strengths include:

Exclusive focus on the E&S market. The E&S, or non-admitted, market has historically operated at lower loss ratios and higher margins, and has grown direct premiums written more quickly than the admitted market. From 2001 to 2015, A.M. Best’s domestic professional surplus lines composite produced an average net loss and loss adjustment expense ratio of 68.5% and grew direct premiums written by 7.4% annually, versus 74.0% and 3.4%, respectively, for the property and casualty (“P&C”) industry.

Underwriting expertise across a broad spectrum of hard-to-place risks. We have a broad appetite to underwrite a diverse set of risks across the E&S market. Our underwriting team is highly experienced, and individually underwrites each risk to appropriately price and structure solutions. We balance our broad risk appetite by maintaining a diversified book of smaller accounts with strong pricing and well defined coverages. Unlike many of our competitors, we do not extend underwriting authority to brokers, agents or other third parties. For the year ended December 31, 2016, our loss ratio was 53.0%; our adjusted loss ratio (a non-GAAP financial measure), which excludes the effects of our MLQS, for the same year was 50.0%. For the three months ended March 31, 2017, our loss ratio was 54.7%. For a reconciliation of adjusted loss ratio to loss ratio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations — The MLQS” in the 10-K and the 10-Q incorporated by reference herein.

Technology is a core competency. As an insurance company that was founded in 2009, we have the benefit of having built a proprietary technology platform that reflects the best practices our management team has learned from its extensive prior experience. We operate on a single digital platform with a data warehouse that collects a vast array of statistical data. Our platform provides a high degree of efficiency, accuracy and speed across all of our processes. We are able to use the data that we collect to quickly analyze trends across all functions in our business. Our customized proprietary system helps us to reduce the risk of administrative errors in our policy forms and include all of the necessary exclusions for the specified risk, and provides for the efficient and accurate handling of claims. Additionally, our systems enable us to rapidly respond to brokers, allowing our underwriters to reply to the majority of submissions within 24 hours, a significant benefit to our brokers. We believe that our technology platform will provide us with an enduring competitive advantage as it allows us to quickly respond to market opportunities, and will continue to scale as our business grows.

Significantly lower expense ratio than our competitors. Expense management is ingrained in our business culture. We believe that our proprietary technology platform coupled with our low-cost operation allow us to process policy quotes, underwrite policies and operate at a lower cost than our direct competitors. In particular, our efficient platform allows us to provide a higher level of service to our brokers and to target smaller accounts which we believe are generally subject to less competition. For the year ended December 31, 2016, our expense ratio was 21.3%; our adjusted expense ratio (a non-GAAP financial measure), which excludes the effects of our MLQS, for the same year was 26.8%. For the three months ended March 31, 2017, our expense ratio was 27.9%. For a reconciliation of adjusted expense ratio to expense ratio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations — The MLQS” in the 10-K and the 10-Q incorporated by reference herein.

Fully integrated claims management. We believe that actively managing our claims is an important aspect of keeping losses low, while accurately setting reserves. We manage all of our claims in-house and do not delegate claims management authority to third parties. We promptly and thoroughly investigate all claims, generally through direct contact with the insured, and leverage both our systems and our underwriters to gather the relevant facts. When we believe claims are without merit, we vigorously contest payment. We currently average 116 open claims per claims adjuster, which we believe is significantly lower than industry average. As of March 31, 2017, our reserves for claims incurred but not reported were approximately 81.1% of our total net loss reserves. Of the total open claims as of March 31, 2017, only 31.0% were open for accident years 2014 and prior.

Entrepreneurial management team with a track record of success. Our management team is highly experienced with an average of 20 years of relevant experience, bringing together a full suite of underwriting, claims, technology and operating skills that we believe will drive our long-term success. The majority of our management team has a proven track record of successfully building high performing specialty insurance companies. We are led by Michael Kehoe who, prior to founding Kinsale, was the president and chief executive officer of James River Insurance Company from 2002 until 2008. Prior to James River Insurance Company, Mr. Kehoe held several senior positions at Colony Insurance Company. Many of our other employees and members of our management team worked with Mr. Kehoe at James River Insurance Company and have decades of experience at other E&S insurance companies. As meaningful owners of Kinsale, we believe our management team has closely aligned interests with our stockholders.

Our Board of Directors has deep insurance and financial services industry experience. Our Board of Directors is comprised of accomplished industry veterans. Collectively, our board members bring decades of experience from their prior roles operating and working in insurance and other financial services companies.

Our strategy

We believe that our approach to our business will allow us to achieve our goals of both growing our business and generating attractive returns. Our approach involves:

Expand our presence in the E&S market. According to A.M. Best, the total E&S market was approximately $41.3 billion of gross written premiums in 2015. Based on our 2016 gross written premiums of $188.5 million, our current market share is less than 0.5%. We believe that our exclusive focus on the E&S market and our high levels of service, including our ability to quote, underwrite and bind insurance policies in a timely manner given our efficient systems, allow us to better serve our brokers and positions us to profitably increase our market share.

Generate underwriting profits. We will continue to focus on underwriting profitability regardless of market cycles. Our strategy is to concentrate on hard-to-place risks and to maintain adequate rate levels for the risks that we underwrite. We maintain control over our underwriting process to ensure consistent quality of work. We underwrite each account individually and never delegate authority to any outside agents or brokers.

Maintain a contrarian risk appetite. Our flexibility as an E&S insurer enables us to write business at attractive returns while offering competitive policies to our brokers and insureds. We believe we distinguish ourselves in the market with our contrarian risk appetite and our willingness to offer terms on risks requiring more extensive underwriting that some of our competitors may decline to consider. Such accounts frequently offer us a better risk-adjusted return than those preferred by our competitors due to reduced competition.

Leverage investment in technology to drive efficiencies. We use a proprietary technology platform to drive a high level of efficiency, accuracy and speed in our underwriting and quoting process. We have organized our workflows, designed our systems and aligned our staff to provide superior service levels to brokers while achieving a level of efficiency that we believe provides us with a competitive advantage and helps contribute to our low expense ratio. We believe that automation also reduces human error in our underwriting, policy processing, accounting, collections, and claims adjusting processes. Additionally, we are able to track quotes, monitor historical loss experience and reserve development, and measure other relevant metrics at a granular level of detail. We believe that our technology is scalable and will allow us to maintain a low expense ratio as we continue to organically grow our business.

Maintain a strong balance sheet. In order to maintain the confidence of policyholders, brokers, reinsurers, investors, regulators and rating agencies, we seek to establish and maintain a conservative balance sheet. We have a robust process for setting our loss reserves and regularly review our estimates. In addition, we maintain a conservative investment portfolio. Our strong balance sheet allows us to maintain the confidence of our investors and other constituencies, and thereby position ourselves to better achieve our goals.

Our challenges and risks

Investing in our common stock involves substantial risk. The risks described under the heading “Risk factors” immediately following this summary and in the 10-K incorporated by reference herein may cause us to not realize the benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant risks include:

•	Our loss reserves may be inadequate to cover our actual losses, which could have a material adverse effect on our financial condition, results of operations and cash flows.

•	Given the inherent uncertainty of models, the usefulness of such models as a tool to evaluate risk is subject to a high degree of uncertainty that could result in actual losses that are materially different than our estimates, including probable maximum losses (“PMLs”). A deviation from our loss estimates may adversely impact, perhaps significantly, our financial results.
•	Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in frequency or severity of claims and premium defaults or both, which, in turn, could affect our growth and profitability.
•	A decline in our financial strength rating may adversely affect the amount of business we write.
•	We could be adversely affected by the loss of one or more key executives or by an inability to attract and retain qualified personnel.
•	We rely on a select group of brokers, and such relationships may not continue.
•	Because our business depends on insurance brokers, we are exposed to certain risks arising out of our reliance on these distribution channels that could adversely affect our results.
•	The failure of any of the loss limitations or exclusions we employ, or changes in other claims or coverage issues, could have a material adverse effect on our financial condition or results of operations.
•	Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.
•	Our E&S insurance operations are subject to increased risk from changing market conditions and our business is cyclical in nature, which may affect our financial performance.
•	We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.
•	Because we are a holding company and substantially all of our operations are conducted by our insurance subsidiary, our ability to pay dividends depends on our ability to obtain cash dividends or other permitted payments from our insurance subsidiary.
•	The effects of litigation on our business are uncertain and could have an adverse effect on our business.
•	We may be unable to maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act.
•	We are an “emerging growth company,” as defined in the JOBS Act, and are availing ourselves of the reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.
•	Moelis & Company LLC, an underwriter, is an affiliate of our significant stockholder, the Moelis Funds (as defined below), and has interests in this offering beyond customary underwriting discounts and commissions.
•	Applicable insurance laws may make it difficult to effect a change of control.

Our office is located at 2221 Edward Holland Drive, Suite 600, Richmond, Virginia 23230 and our telephone number is (804) 289-1300. Our website is www.kinsalecapitalgroup.com. The information on our website is not part of this prospectus.

Implications of being an emerging growth company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related disclosure in our “Management’s discussion and analysis of financial condition and results of operations” (“MD&A”) in this prospectus (though we chose to include three years of audited financial statements and related disclosures in the MD&A);
•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);
•	the ability to use an extended transition period for complying with new or revised accounting standards, of which we have irrevocably elected not to avail ourselves;
•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act. Such fifth anniversary will occur in 2021. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our gross revenues for any fiscal year equal or exceed $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

Our principal stockholders

We are, and after giving effect to this offering, will continue to be, subject to the influence of the funds managed by, or entities affiliated with, Moelis Capital Partners LLC that are selling stockholders in this offering (collectively, the “Moelis Funds”). The Moelis Funds, immediately following the completion of this offering, are expected to own, in the aggregate, approximately 6.0% of our outstanding common stock, or 3.6% if the underwriters exercise their option to purchase additional shares from the Moelis Funds in full. See “Principal and selling stockholders.”

NexPhase Capital, LP (“NexPhase Capital”) is a sector-focused independent private equity firm that makes control investments in lower middle market growth-oriented companies and also provides investment advisory services to Moelis Capital Partners LLC, pursuant to a sub-investment advisory arrangement whereby it acts as investment advisor to the Moelis Funds.

Our structure

The chart below displays our corporate structure:

Summary consolidated financial and other data

The following tables present our summary consolidated financial and other data, at the dates and for the periods indicated. The summary consolidated financial and other data set forth below as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary consolidated financial and other data as of and for the three months ended March 31, 2017 and 2016 have been derived from our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. In the opinion of our management, our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus include all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of the information set forth herein.

These historical results are not necessarily indicative of the results that may be expected for any future period. The following information is only a summary and should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands)
Revenues:
Gross written premiums	$52,862	$43,082	$188,478	$177,009	$158,523
Ceded written premiums	(8,700)	4,713	(21,214)	(92,991)	(97,012)
Net written premiums	$44,162	$47,795	$167,264	$84,018	$61,511

Net earned premiums	$40,433	$30,597	$133,816	$74,322	$58,996
Net investment income	2,286	1,676	7,487	5,643	4,070
Net investment (losses) gains	(32)	387	176	59	201
Other income	—	58	136	572	409
Total revenues	42,687	32,718	141,615	80,596	63,676

Expenses:
Losses and loss adjustment expenses	22,107	18,121	70,961	42,238	41,108
Underwriting, acquisition and insurance expenses	11,294	6,248	28,551	2,809	1,451
Other expenses	—	460	2,567	1,992	1,644
Total expenses	33,401	24,829	102,079	47,039	44,203
Income before income taxes	9,286	7,889	39,536	33,557	19,473
Income tax expense	3,005	2,632	13,369	11,284	6,500
Net income	$6,281	$5,257	$26,167	$22,273	$12,973
Underwriting income(1)	$7,032	$6,228	$34,304	$29,275	$16,437

Per common share data:
Basic earnings per share:
Common stock	$0.30	$—	$0.57	$—	$—
Class A common stock	—	0.37	0.98	1.53	0.94
Class B common stock	—	0.07	0.48	0.84	—
Diluted earnings per share:
Common stock	$0.29	$—	$0.56	$—	$—
Class A common stock	—	0.37	0.98	1.53	0.94
Class B common stock	—	0.07	0.46	0.81	—

	At March 31,	At December 31,
	2017	2016	2015
	(in thousands)
Balance sheet data:
Cash and invested assets	$495,723	$480,349	$368,685
Premiums receivable, net	18,696	16,984	15,550
Reinsurance recoverables	40,649	70,317	95,670
Ceded unearned premiums	14,183	13,512	39,329
Intangible assets	3,538	3,538	3,538
Total assets	594,455	614,389	545,278
Reserves for unpaid losses and loss adjustment expenses	273,001	264,801	219,629
Unearned premiums	93,744	89,344	81,713
Funds held for reinsurers	—	36,497	87,206
Note payable	—	—	29,603
Total liabilities	377,984	404,175	431,827
Total stockholders’ equity	216,471	210,214	113,451

Other data:
Tangible stockholders’ equity(2)	$214,171	$207,914	$111,151
Debt to total capitalization ratio(3)	—%	—%	20.8%
Statutory capital and surplus(4)	$200,414	$193,387	$127,675
	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014
Underwriting and other ratios:
Loss ratio(5)	54.7%	59.2%	53.0%	56.8%	69.7%
Expense ratio(6)	27.9%	20.4%	21.3%	3.8%	2.4%
Combined ratio(7)	82.6%	79.6%	74.3%	60.6%	72.1%

Adjusted loss ratio(8)	54.7%	55.3%	50.0%	51.5%	59.4%
Adjusted expense ratio(8)	27.9%	26.8%	26.8%	26.0%	24.7%
Adjusted combined ratio(8)	82.6%	82.1%	76.8%	77.5%	84.1%

Return on equity(9)	11.8%	18.0%	16.2%	21.6%	15.3%

(1) Underwriting income is a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Financial Measures” in the 10-K and the 10-Q incorporated by reference herein for a reconciliation of net income to underwriting income in accordance with GAAP.

(2) Tangible stockholders’ equity is a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition” in the 10-K and the 10-Q incorporated by reference herein for a reconciliation of stockholders’ equity to tangible stockholders’ equity.

(3) The ratio, expressed as a percentage, of total indebtedness for borrowed money, including capitalized lease obligations, to the sum of total indebtedness for borrowed money, including capitalized lease obligations, and stockholders’ equity.

(4) For our insurance subsidiary, the excess of assets over liabilities as determined in accordance with statutory accounting principles as determined by the NAIC.

(5) The loss ratio is the ratio, expressed as a percentage, of losses and loss adjustment expenses to net earned premiums, net of the effects of reinsurance.

(6) The expense ratio is the ratio, expressed as a percentage, of underwriting, acquisition and insurance expenses to net earned premiums.

(7) The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

(8) The adjusted loss ratio, adjusted expense ratio and adjusted combined ratio are non-GAAP financial measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations — The MLQS” in the 10-K and 10-Q incorporated by reference herein. For the three months ended March 31, 2017, there were no effects of the MLQS on our loss, expense or combined ratio as we terminated and commuted the remaining outstanding MLQS contract, effective January 1, 2017.

(9) Return on equity represents net income expressed on an annualized basis as a percentage of average beginning and ending stockholders’ equity during the period.

The offering

Common stock offered by the selling stockholders
3,302,736 shares
Common stock outstanding before and immediately after this offering
20,968,707 shares
Underwriters’ option to purchase additional shares
The underwriters have an option for a period of 30 days to purchase from the Moelis Funds up to an additional 495,409 shares of our common stock.
Use of proceeds
We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. For more information, see “Use of proceeds.”
Dividend policy
On August 30, 2016, our Board of Directors declared a cash dividend of $0.05 per share of common stock. This dividend was paid on September 30, 2016 to all stockholders of record on September 15, 2016.

On November 8, 2016, our Board of Directors declared a cash dividend of $0.05 per share of common stock. This dividend was paid on December 15, 2016 to all stockholders of record on December 1, 2016.

On February 1, 2017, our Board of Directors declared a cash dividend of $0.06 per share of common stock. This dividend was paid on March 15, 2017 to all stockholders of record on February 15, 2017.

The declaration, payment and amount of future dividends will be subject to the discretion of our Board of Directors. See “Dividend Policy” in Part II, Item 5 of the 10-K incorporated by reference herein.

Stock exchange symbol
“KNSL”
Risk factors
You should read the “Risk factors” section of this prospectus and in the 10-K incorporated by reference herein for a discussion of factors to carefully consider before deciding to invest in shares of our common stock.
Conflicts of interest
Moelis & Company LLC, an underwriter of this offering, is an affiliate of the Moelis Funds, which will be receiving more than five percent of the net proceeds of this offering. In addition, the Moelis Funds beneficially own more than 10% of our outstanding common stock. Accordingly, a “conflict of interest” is deemed to exist under Rule 5121(f)(5) of the Conduct Rules of the Financial Industry Regulatory Authority (referred to as “FINRA”). This offering is being made in compliance with Rule 5121. The appointment of a qualified independent underwriter is not required in connection with this offering as a “bona fide public market,” as defined in Rule 5121, exists for our common stock. In accordance with Rule 5121, Moelis & Company LLC will not sell our common stock to a discretionary account without receiving written approval from the account holder. See “Underwriting (conflicts of interest).”

Unless otherwise indicated, or the context otherwise requires, the information presented in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase up to an additional 495,409 shares from the Moelis Funds;
•	bases the number of shares of common stock outstanding before and immediately after this offering on the number of shares of common stock outstanding as of May 1, 2017; and
•	excludes, in reference to the number of shares of common stock outstanding before and immediately after this offering, 2,073,832 shares of common stock reserved for issuance under the Kinsale Capital Group, Inc. 2016 Omnibus Incentive Plan (the “2016 Plan”). As of May 1, 2017, options to purchase 1,036,916 shares of our common stock had been granted pursuant to the 2016 Plan. None of these options had vested as of such date.

Risk factors

You should carefully consider the risks and uncertainties described below or incorporated by reference herein, including the risks and uncertainties described in the 10-K, together with the other information included or incorporated by reference in this prospectus, before deciding to invest in our common stock. The risks and uncertainties described below and incorporated by reference herein are not the only ones facing us. There may be additional risks and uncertainties of which we currently are unaware or currently believe to be immaterial. The occurrence of any of these risks could materially and adversely affect our business, financial condition, liquidity, results of operations and prospects.

Risks related to this offering and ownership of our common stock

Our stock price may be volatile, or may decline regardless of our operating performance, and you could lose all or part of your investment.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuation in the market value of your investment. The market price of our common stock could continue to be subject to significant fluctuations in response to the factors described in this “Risk factors” section, the factors described in Part I, Item 1A of the 10-K and other factors, many of which are beyond our control. Among the factors that could affect our stock price are:

•	actual or anticipated variations in our quarterly and annual operating results or those of other companies in our industry;
•	changes in market valuations of companies perceived to be similar to us;
•	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
•	the public’s response to our or our competitors’ filings with the SEC, press releases or other announcements regarding acquisitions, restructurings, litigation, regulation or other strategic actions and significant matters;
•	changes in our Board of Directors, senior management or other key personnel;
•	sales of our common stock, including by our directors, executive officers and principal stockholders;
•	short sales, hedging and other derivative transactions in our common stock;
•	any indebtedness we may incur or securities we may issue in the future;
•	actions by stockholders;
•	the occurrence of severe weather conditions and other catastrophes that affect or are perceived by investors as affecting us or our industry;
•	exposure to capital and credit market risks that adversely affect our investment portfolio or our capital resources;
•	changes in our credit ratings; and
•	the actual or anticipated passage of legislation or other regulatory developments affecting us or our industry.

The securities markets have from time to time experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general market, economic and political conditions, such as recessions, loss of investor confidence or interest rate changes, may negatively affect the market price of our common stock.

If any of the foregoing occurs, it could cause our stock price to fall and may expose us to securities class action litigation that, even if unsuccessful, could be costly to defend, divert management’s attention and resources or harm our business.

If securities analysts do not publish research or reports about our business or issue unfavorable commentary or negative recommendations with respect to our common stock, the price of our common stock could decline.

The trading market for our common stock is influenced by the research and reports that equity research and other securities analysts publish about us, our business and our industry. We do not have control over these analysts. Analysts could issue negative recommendations with respect to our common stock or publish other unfavorable commentary or cease publishing reports about us, our business or our industry. If one or more of these analysts cease coverage of us, we could lose visibility in the market. As a result of one or more of these factors, the market price of our common stock price could decline rapidly and our common stock trading volume could be adversely affected.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations.

Provisions in our amended and restated certificate of incorporation and by-laws and Delaware law could discourage, delay or prevent a change in control of our company and may adversely affect the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider advantageous, including transactions in which you would otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include those which:

•	authorize the issuance of “blank check” preferred stock, which our Board of Directors could issue to discourage a takeover attempt;
•	deny the ability of our stockholders to call special meetings of stockholders;
•	provide that certain litigation against us can only be brought in Delaware;
•	provide that our Board of Directors, without the assent or vote of our stockholders, is expressly authorized to make, alter or repeal our by-laws; and
•	establish advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted on at stockholder meetings.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. This provision of the Delaware General Corporation Law could delay or prevent a change of control of our company, which could adversely affect the price of our common stock.

Our amended and restated certificate of incorporation provides that the Moelis Funds have no obligation to offer us corporate opportunities.

The Moelis Funds and the members of our board of directors who are affiliated with the Moelis Funds, by the terms of our amended and restated certificate of incorporation, are not required to offer us any corporate opportunity of which they become aware and can take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our directors. We, by the terms of our amended and restated certificate of incorporation, expressly renounce any interest in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so. Our amended and restated certificate of incorporation cannot be amended to eliminate our renunciation of any such corporate opportunity arising prior to the date of any such amendment. The Moelis Funds are in the business of making investments in portfolio companies and may from time to time acquire and hold interests in businesses that compete with us, and the Moelis Funds have no obligation to refrain from acquiring competing businesses. Any competition could intensify if an affiliate or subsidiary of the Moelis Funds were to enter into or acquire a business similar to ours. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by the Moelis Funds to itself, its portfolio companies or its other affiliates instead of to us.

Future sales, or the perception of future sales, of our common stock may depress the price of our common stock.

We are not restricted from issuing additional shares of our common stock or preferred stock, subject to the lock-up agreement with the underwriters described below, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. In addition, we filed a Registration Statement on Form S-8 under the Securities Act to register 2,073,832 shares of our common stock for issuance under the 2016 Plan. As a result, any shares issued under the 2016 Plan and the Form S-8 will be freely tradable in the public market.

Our directors, executive officers and the selling stockholders have agreed to enter into “lock-up” agreements with the underwriters, in which they agreed to refrain from selling their shares, subject to limitations for a period of 90 days, in the case of directors and executive officers, and 60 days, in the case of the selling stockholders (and their affiliates who are directors), after the date of this prospectus. Sales of substantial amounts of our common stock in the public market as a result of the exercise of registration rights (including registration rights granted to the Moelis Funds and certain stockholders pursuant to the amended and restated registration rights agreement, dated as of August 2, 2016), or otherwise, or the perception that these sales could occur, as well as the perception that when securities are granted under the 2016 Plan they will be sold in the public market, could cause the market price of our common stock to decline. Possible sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem necessary or appropriate.

Moelis & Company LLC is an affiliate of our significant stockholder, the Moelis Funds, and has interests in this offering beyond customary underwriting discounts and commissions.

Moelis & Company LLC, an underwriter of this offering, is an affiliate of the Moelis Funds, who will be receiving more than five percent of the net proceeds of this offering. In addition, the Moelis Funds beneficially own more than 10% of our outstanding common stock. Accordingly, a “conflict of interest” is deemed to exist under Rule 5121(f)(5) of the Conduct Rules of FINRA. Accordingly, we intend that this offering will be made in compliance with the applicable provisions of Rule 5121.

Applicable insurance laws may make it difficult to effect a change of control.

Under applicable Arkansas insurance laws and regulations, no person may acquire control of a domestic insurer until written approval is obtained from the state insurance commissioner following a public hearing on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner’s consideration of a number of factors including, among others, the financial strength of the proposed acquiror, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Arkansas insurance laws and regulations pertaining to changes of control apply to both the direct and indirect acquisition of ten percent or more of the voting stock of an Arkansas-domiciled insurer. Accordingly, the acquisition of ten percent or more of our common stock would be considered an indirect change of control of Kinsale Insurance and would trigger the applicable change of control filing requirements under Arkansas insurance laws and regulations, absent a disclaimer of control filing and its acceptance by the Arkansas Insurance Department. These requirements may discourage potential acquisition proposals and may delay, deter or prevent a change of control of Kinsale, including through transactions that some or all of the stockholders of Kinsale might consider to be desirable. See also “Business — Regulation — Changes of control” in the 10-K incorporated by reference herein.

Forward-looking statements

This prospectus contains or incorporates by reference forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statement that does not directly relate to historical or current fact. These statements may discuss, among others, our future financial performance, our business prospects and strategy, our anticipated financial position, liquidity and capital, dividends and general market and industry conditions. You can identify forward-looking statements by words such as “anticipates,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “believes,” “seeks,” “outlook,” “future,” “will,” “would,” “should,” “could,” “may,” “can have” and similar terms. Forward-looking statements are based on management’s current expectations and assumptions about future events, which are subject to uncertainties, risks and changes in circumstances that are difficult to predict. These statements are only predictions and are not guarantees of future performance. Factors that may cause such differences include those discussed under “Forward-Looking Statements” in the 10-K incorporated by reference.

Actual results may differ materially from those contemplated by a forward-looking statement.

Forward-looking statements speak only as of the date on which they are made. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not have any obligation, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus, whether as a result of new information, future events or otherwise. You should not place undue reliance on the forward-looking statements included or incorporated by reference in this prospectus or that may be made elsewhere from time to time by us, or on our behalf. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Use of proceeds

We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering.

Market price for common stock

Our common stock has been listed on NASDAQ under the symbol “KNSL” since July 28, 2016. Before then, there was no public market for our common stock. The last reported sale price of our common stock on NASDAQ on May 4, 2017 was $36.57 per share. As of February 28, 2017, we had 114 stockholders of record.

The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by NASDAQ:

	High	Low
Third Quarter 2016 (from July 28, 2016)	$22.65	$18.00
Fourth Quarter 2016	$34.91	$20.81
First Quarter 2017	$35.08	$27.19
Second Quarter 2017 (to May 4, 2017)	$36.96	$30.78

Principal and selling stockholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 1, 2017, and as adjusted to reflect the sale of the shares of common stock by the selling stockholders in this offering for:

•	each of our named executive officers for the year ended December 31, 2016;
•	each of our directors;
•	all of our directors and executive officers as a group;
•	each person, or group of persons, known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; and
•	each selling stockholder.

For further information regarding material relationships and transactions between us and the selling stockholders, see “Certain Relationships and Related Party Transactions” in our definitive proxy statement on Schedule 14A that was filed with the SEC on April 7, 2017 and is incorporated by reference in this prospectus.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as otherwise noted below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

	Shares Beneficially Owned Before This Offering			Shares Offered	Shares Beneficially Owned After This Offering			Shares Offered Assuming Full Exercise of Option to Purchase Additional Shares	Shares of Common Stock Beneficially Owned After This Offering Assuming Full Exercise of Option to Purchase Additional Shares
Name of Beneficial Owner	Number	%			Number	%			Number	%
Selling Stockholders:
Moelis Funds(1)	4,307,774	20.5		3,052,736	1,255,038	6.0%		3,548,145	759,629	3.6
Virginia Capital Private Equity, LP	717,452	3.4		250,000	467,452	2.2		250,000	467,452	2.2
Other Greater than 5% Stockholders:
T. Rowe Price Associates, Inc.(2)	1,188,433	5.7
Named Executive Officers and Directors:
Michael P. Kehoe(3)	1,006,989	4.8		—	1,006,989	4.8		—	1,006,989	4.8
Brian D. Haney	168,518		*	—	168,518		*	—	168,518		*
Bryan P. Petrucelli	52,216		*	—	52,216		*	—	52,216		*
Steven J. Bensinger	20,787		*	—	20,787		*	—	20,787		*
Joel G. Killion(4)	16,000		*	—	16,000		*	—	16,000		*
Robert Lippincott III	14,906		*	—	14,906		*	—	14,906		*
James J. Ritchie	18,245		*	—	18,245		*	—	18,245		*
Frederick L. Russell, Jr.(5)	751,773	3.6		250,000	501,773	2.4		250,000	501,773	2.4
Edward D. Yun(4)	16,000		*	—	16,000		*	—	16,000		*
All executive officers and directors as a group (11 persons)	2,342,459	11.2		250,000	2,092,459	10.0		250,000	2,092,459	10.0

* Less than 1%.

(1) Consists of (i) 4,001,713 shares of common stock held by Moelis Capital Partners Opportunity Fund I, LP (“Opportunity Fund I”) and (ii) 306,061 shares of common stock held by Moelis Capital Partners Opportunity Fund I-A, LP (“Opportunity Fund I-A”). Moelis Capital Partners Opportunity Fund I LLC (“Opportunity Fund I LLC”) is the general partner of Opportunity Fund I and Opportunity Fund I-A. Moelis Capital Partners LLC is the owner and managing member of Opportunity Fund I LLC. Moelis Asset Management LP is the owner of Moelis Capital Partners LLC. Moelis & Company Holdings GP LLC is the general partner of Moelis Asset Management LP. Moelis & Company Manager LLC is the managing member of Moelis & Company Holdings GP LLC and is the ultimate beneficial owner, but not the sole owner, of each of the entities listed above. Kenneth D. Moelis is the chief executive officer of Moelis Capital Partners LLC, which, through its affiliates, manages the Moelis Funds. Accordingly, Mr. Moelis may be deemed to share voting and investment power with respect to all shares of common stock beneficially owned by the Moelis Funds. In addition, NexPhase Capital provides investment advisory services to Moelis Capital Partners LLC pursuant to a sub-investment advisory arrangement whereby it acts as investment advisor to the Moelis Funds. The address of the Moelis Funds and NexPhase Capital is 399 Park Avenue, 6th Floor, New York, New York, 10022.

(2) Information is based on a Schedule 13G filed with the SEC on February 7, 2017 by T. Rowe Price Associates, Inc. T. Rowe Price Associates, Inc. reported sole voting power over 290,150 shares of common stock and sole dispositive power over 1,188,433 shares of common stock. The address of T. Rowe Price Associates, Inc. is 100 East Pratt Street, Baltimore, MD 21202.

(3) Consists of (i) 433,029 shares of common stock held by Michael P. Kehoe directly, (ii) 538,088 shares of common stock held by M.P. Kehoe, LLC, of which Michael P. Kehoe is the sole manager and (iii) 35,872 shares of common stock held by the Marilyn F. Kehoe Revocable Trust, of which Michael P. Kehoe is a trustee.

(4) Consists of fully vested stock options. Edward D. Yun is a Managing Partner and Joel G. Killion is a Partner of NexPhase Capital. See note (1) above for additional information regarding investment advisory services provided by NexPhase Capital to Moelis Capital Partners LLC. Excludes shares held by the Moelis Funds.

(5) Consists of (i) 16,000 fully vested stock options, (ii) 717,452 shares of common stock held by Virginia Capital Private Equity, LP (“Virginia Capital”), and (iii) 18,321 shares of common stock held by Margin of Safety, LLC. VCP GP LLC is the general partner of Virginia Capital. VCP GP LLC is owned by Virginia Capital Partners, LLC (“VCP”). The majority of VCP is owned by Goose Creek Partners, LLC and Margin of Safety, LLC, each of which is substantially owned by revocable trusts of which Mr. Russell is the trustee. Mr. Russell is also the manager of VCP GP LLC which manages Virginia Capital. Accordingly, Mr. Russell may be deemed to share voting and investment power with respect to all shares of common stock beneficially owned by Virginia Capital, as well as those beneficially owned by Margin of Safety, LLC and Goose Creek Partners, LLC. Mr. Russell disclaims beneficial ownership of all shares of common stock held by Virginia Capital, Margin of Safety, LLC and Goose Creek Partners, LLC with respect to which Mr. Russell does not have a pecuniary interest therein.

Shares eligible for future sale

Future sales of significant amounts of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Resale of restricted shares and lock-up agreements

All of the shares of our common stock sold in this offering will be, and the 7,590,000 shares of common stock sold in our IPO and the 3,864,000 shares of common stock sold in our December 2016 follow-on offering are, freely tradable without restriction under the Securities Act, except shares purchased by our affiliates (as that term is defined in Rule 144 under the Securities Act).

All remaining outstanding shares of common stock outstanding are “restricted securities” within the meaning of Rule 144A and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.

Lock-up agreements

We, our directors and executive officers and the selling stockholders have signed lock-up agreements under which they have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, or to enter into any hedging transactions with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 90 days, in the case of directors and executive officers, and 60 days, in the case of the selling stockholders (and their affiliates who are directors), commencing on the date of this prospectus, subject to certain exceptions. See “Underwriting (conflicts of interest).”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not and was not during the 90 days preceding the sale, an affiliate of ours, and who has held restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has held restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is or was during the 90 days preceding the sale, an affiliate of ours, and who has held restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of our last reported outstanding common shares or the average weekly trading volume of our common shares reported during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk factors.”

Equity incentive plans

On July 27, 2016, the Board of Directors approved, and the Company granted options to purchase 1,036,916 shares of our common stock with an exercise price equal to the IPO price of $16.00 per share. See “Executive Compensation Plan Information” in the definitive proxy statement on Schedule 14A that was filed with the SEC on April 7, 2017 and is incorporated by reference herein, for additional information regarding the 2016 Plan. Shares of our common stock issued under any S-8 registration statement will be available for sale in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares of our common stock.

United States tax considerations for non-U.S. holders

The following is a summary of U.S. federal income tax considerations generally applicable to Non-U.S. Holders (as defined below) with respect to the ownership and disposition of our common stock. This summary applies only to Non-U.S. Holders who purchase our common stock in this offering and hold our common stock as a capital asset (generally, property held for investment purposes). This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or the U.S. federal income tax consequences applicable to Non-U.S. Holders that are subject to special rules, such as controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, banks or other financial institutions, tax-exempt organizations (including private foundations), U.S. expatriates, broker-dealers and traders in securities or currencies, Non-U.S. Holders that hold common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not describe any U.S. state, local or non-U.S. income or other tax consequences (including estate, gift and Medicare contribution tax consequences) of owning and disposing of our common stock.

For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, neither a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) nor any of the following:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our common stock, and partners in such partnerships, should consult their own tax advisers as to the U.S. federal income tax consequences applicable to them in their particular circumstances.

EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISER REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK.

Distributions on common stock

Distributions on our common stock generally will be treated as dividends to the extent such distributions are paid from the company’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. If a distribution exceeds the company’s current and accumulated earnings and profits, the excess will be treated first as a return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in

“—Sale, exchange or other taxable disposition of common stock.” Generally, the gross amount of dividends paid to a Non-U.S. Holder with respect to our common stock will be subject to withholding of U.S. federal income tax at a rate of 30%, or at a lower rate if an applicable income tax treaty so provides and the company (or the company’s agent) has received proper certification as to the application of that treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax described above (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (or lower applicable treaty rate).

To claim the benefits of an applicable tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a Non-U.S. Holder generally will be required to provide a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E (if the holder is claiming the benefits of an income tax treaty) or IRS Form W-8ECI (for income effectively connected with a trade or business in the United States) or other suitable form. A Non-U.S. Holder eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of the treaty.

Sale, exchange or other taxable disposition of common stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain recognized on the sale, exchange or other taxable disposition of our common stock unless (i) the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such Non-U.S. Holder), (ii) in the case of a Non-U.S. Holder that is a non-resident alien individual, such Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, or (iii) the company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of such sale, exchange or other taxable disposition or the period that such Non-U.S. Holder held our common stock and either (a) our common stock was not treated as regularly traded on an established securities market at any time during the calendar year in which the sale, exchange or other taxable disposition occurs, or (b) such Non-U.S. Holder owns or owned (actually or constructively) more than 5% of our common stock at any time during the shorter of the two periods mentioned above. The Company believes it is not, has not been and does not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

If gain or loss is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such Non-U.S. Holder), the U.S. Holder will be subject to U.S. federal income tax on the net gain from the disposition of our common stock in the same manner in which citizens or residents of the United States would be subject to U.S. federal income tax. In the case of a Non-U.S. Holder that is a foreign corporation, such gain may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable treaty rate). If a Non-U.S. Holder is an individual that is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, the Non-U.S. Holder generally will be subject to a flat income tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of our common stock, which may be offset by certain U.S. source capital losses.

Information reporting and backup withholding

Non-U.S. Holders will generally be required to comply with certain certification procedures to establish that they are not a U.S. person in order to avoid backup withholding with respect to dividends or the proceeds of a sale, exchange or other taxable disposition of our common stock. In addition, the company is required to annually report to the IRS and to each Non-U.S. Holder the amount of any dividends paid to such Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of the information returns reporting such dividends and the amount withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided that certain required information is provided on a timely basis to the IRS.

Foreign account tax compliance act

Withholding at a rate of 30% generally will be required in certain circumstances on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, shares of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, or accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and after December 31, 2018, gross proceeds from the sale or other disposition of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the company will in turn provide to the U.S. Department of the Treasury. Prospective investors are urged to consult their tax advisers regarding the possible implications of these rules on their investment in our common stock.

Underwriting (conflicts of interest)

The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and William Blair & Company, L.L.C. are acting as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the price to the public less the underwriting discounts and commissions which we show on the cover of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
William Blair & Company, L.L.C.
RBC Capital Markets, LLC
SunTrust Robinson Humphrey, Inc.
Dowling & Partners Securities LLC
Moelis & Company LLC
Total

The underwriters are committed to purchase all the shares of common stock offered by the selling stockholders if they purchase any shares of common stock. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the price to the public which we show on the cover of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. After the offering of the common stock at the price to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 495,409 additional shares of common stock from the Moelis Funds to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the price to the public per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We and the selling stockholders estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $0.5 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with FINRA of up to $25,000.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 90 days after the date of this prospectus, other than (a) the shares of our common stock to be sold hereunder, (b) any shares of our common stock issued upon the exercise of options granted under our existing incentive plans (c) any filing of a Registration Statement on Form S-8 relating to our incentive or similar plans, and (d) any equity awards granted under our incentive plan as described in this prospectus, provided that we shall cause each recipient of such grant to execute and deliver to J.P. Morgan Securities LLC a lock-up letter.

Our directors and executive officers and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days in the case of directors and executive officers, and 60 days, in the case of the selling stockholders (and their affiliates who are directors), after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, but not limited to, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The restrictions in the paragraph above shall not apply to (i) transfers of shares of common stock as a bona fide gift or gifts, (ii) distributions of shares of common stock to members, partners or stockholders or other equity owners of our stockholders, (iii) transfers to another corporation, partnership or other business entity that is an affiliate (as defined under Rule 12b-2 under the Securities Exchange Act of 1934, as amended) of our stockholders, (iv) the establishment of a written trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of our common stock (provided that such plan does not provide for the sale or transfer of shares of our common stock during the restricted period), (v) transfers pursuant to the rules of intestate succession or by will upon death and (vi) transfers to any trust, family limited liability company or like entity for the direct or indirect benefit of the individual or their family; provided that in the case of any transfer or distribution pursuant to clause (i), (ii), (iii), (v) or (vi) each donee, distributee or transferee shall execute and deliver to the Representatives a lock-up letter; and provided, further, that in the case of any transfer or distribution pursuant to clause (i), (ii), (iii), (iv), (v) or (vi) no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made on the earlier of the expiration of the 90-day period or the due date thereof).

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on NASDAQ under the symbol “KNSL.”

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on NASDAQ prior to the pricing and completion of this offering. Passive market making consists of displaying bids on NASDAQ no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Conflicts of interest

Moelis & Company LLC, an underwriter of this offering, is an affiliate of the Moelis Funds, who will be receiving more than five percent of the net proceeds of this offering. In addition, the Moelis Funds beneficially own more than 10% of our outstanding common stock. Accordingly, a “conflict of interest” is deemed to exist under Rule 5121(f)(5) of the Conduct Rules of FINRA. The offering is being made in compliance with Rule 5121. The appointment of a qualified independent underwriter is not required in connection with this offering as a “bona fide public market,” as defined in Rule 5121, exists for our Common Stock. In accordance with Rule 5121, Moelis & Company LLC will not sell our common stock to a discretionary account without receiving written approval from the account holder.

Selling restrictions

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares of common stock may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of common stock shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares of common stock. Accordingly any person making or intending to make an offer in that Relevant Member State of shares of common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of common stock in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the United Arab Emirates

The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act; and
•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the shares of common stock may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
•	where no consideration is or will be given for the transfer;
•	where the transfer is by operation of law;
•	as specified in Section 276(7) of the SFA; or
•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Legal matters

Certain legal matters relating to this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, NY. Certain matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, NY.

Experts

The consolidated financial statements and schedules of Kinsale Capital Group, Inc. as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, have been incorporated by reference herein and in the registration statement, in reliance upon the report of KPMG LLP, Independent Registered Public Accounting Firm, incorporated by reference herein, and upon authority of such firm as experts in accounting and auditing.

Glossary of selected insurance and other terms

The following are abbreviations and definitions of certain insurance, reinsurance and financial terms used in this prospectus.

A.M. Best - A.M. Best Company, Inc., a rating agency and publisher for the insurance industry.

Cede - When an insurance company reinsures its risk with another insurance company: it “cedes” business and is referred to as the “ceding company” or “cedant.”

Combined ratio - The sum of the loss ratio and the expense ratio. A combined ratio below 100.0% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100.0% generally indicates unprofitable underwriting prior to the consideration of investment income.

Commission - The fee paid to an agent or a broker for placing insurance or reinsurance, generally determined as a percentage of the written premium.

Excess and surplus lines (“E&S”) - Lines of insurance which are generally unavailable from admitted insurers due to perceived risk related to the insured’s business and which, consequently, are placed by surplus lines agents or brokers with insurers that are not admitted in the subject jurisdiction.

Expense ratio - The ratio of other operating expenses to net earned premiums.

GAAP - Generally accepted accounting principles in the United States.

Gross written premiums - Total premiums recorded on the books of an insurer at the time an insurance policy is issued, before deductions for premiums on ceded reinsurance.

Loss ratio - The ratio of the sum of incurred losses and loss adjustment expenses to net earned premiums.

National Association of Insurance Commissioners (“NAIC”) - A voluntary organization of state insurance officials that promulgates model laws regulating the insurance industry, values securities owned by insurers, develops and modifies insurer financial reporting statements and insurer performance criteria, and performs other services with respect to the insurance industry.

Non-admitted market - The insurance market of companies not licensed to transact the business of insurance in a particular U.S. jurisdiction. A non-admitted company is permitted to issue insurance policies only in accordance with an exemption from the jurisdiction’s insurance licensing laws, for example, through an E&S lines broker licensed in that jurisdiction, or to issue policies “self-procured” by the insured or its broker from the insurer outside the jurisdiction of the insured.

Reinsurance - The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the reinsured, for part or all of the liability assumed by the reinsured under a policy or policies of insurance which it has issued. The reinsured may be referred to as the original or primary insurer, the direct writing company, or the ceding company.

Reinsurer - An insurer that agrees to indemnify another insurer against all or part of a loss which the latter may incur under a policy or policies it has issued.

Statutory accounting practices (“SAP”) - Those accounting principles and practices which provide the framework for the preparation of insurance company financial statements, and the recording of transactions, in accordance with the rules and procedures adopted by regulatory authorities, generally emphasizing solvency considerations rather than a going-concern concept of accounting.

Statutory surplus - Total admitted assets less total liabilities, as determined in accordance with SAP.

Submission - An application for insurance coverage received by a direct insurer from a prospective policyholder or its broker acting for consideration in connection with possible issuance of an insurance policy by that insurer.

Underwriting - The insurer’s process of reviewing applications submitted for the insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.

Underwriting expenses - The aggregate of policy acquisition costs, including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.

Underwriting profits; Underwriting profitability - Refers to the profits or profitability of an insurance company’s operations prior to inclusion of investment income or loss and gains or losses from sale of invested assets.

Where you can find more information

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. You can find further information about us in the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect our SEC filings, including the registration statement and its exhibits and schedules without charge at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, DC 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at the SEC’s website (http://www.sec.gov).

We are subject to the informational requirements of the Exchange Act, as amended, and are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You are able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You are also able to obtain copies of this material from the Public Reference Room as described above, or inspect them without charge at the SEC's website. We intend to furnish our stockholders with annual reports containing financial statements audited by an independent accounting firm.

In addition, we will make the information filed with or furnished to the SEC available free of charge through our website (http://www.kinsalecapitalgroup.com) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not a part of this prospectus.

Information incorporated by reference

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2016;
•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017;
•	our Definitive Proxy Statement on Schedule 14A, filed on April 7, 2017 (solely to the extent incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2016); and
•	the description of our common stock contained in our Registration Statement on Form 8-A filed on July 28, 2016.

Any statement made in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:

Kinsale Capital Group, Inc.
2221 Edward Holland Drive Suite 600
Richmond, Virginia 23230

Our reports and documents incorporated by reference herein may also be found in the “Investor Relations” section of our website at http://www.kinsalecapitalgroup. com. The information on our website is not part of this prospectus.

3,302,736 shares

Common stock

Prospectus

J.P. Morgan	William Blair

RBC Capital Markets

SunTrust Robinson Humphrey	Dowling & Partners Securities LLC	Moelis & Company

                       , 2017

Part II

Information not required in prospectus

Item 13.	Other expenses of issuance and distribution

The following table sets forth expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Securities and Exchange Commission registration fee	$15,874
Financial Industry Regulatory Authority, Inc. (FINRA) filing fee	21,044
Printing and engraving expenses	60,000
Legal fees and expenses	330,000
Accounting fees and expenses	50,000
Miscellaneous expenses	20,000
Total	$496,918
Item 14.	Indemnification of directors and officers

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation contains such a provision.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Our amended and restated certificate of incorporation contains such a provision.

We have in effect a directors and officers liability insurance policy indemnifying our directors and officers for certain liabilities incurred by them, including liabilities under the Securities Act, and the Exchange Act. We pay the entire premium of this policy.

We have entered into indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections.

These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 15.	Recent sales of unregistered securities

Since January 1, 2013, we have granted our directors, officers and employees an aggregate of 80,000 restricted shares of Class B Common Stock without cash consideration pursuant to the

Kinsale Capital Group, Inc. 2010 Stock Incentive Plan. These grants were made pursuant to written compensatory plans or arrangements with our directors, officers and employees in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All outstanding shares of our Class A Common Stock and Class B Common Stock were reclassified into a single class of common stock in connection with our IPO on July 28, 2016. In connection with the reclassification, all unvested shares of Class B Common Stock were immediately vested.

In addition, since January 1, 2013, our directors have purchased an aggregate of 17,825 shares of Class A Common Stock for cash. We believe that these purchases were exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof.

There were no underwriters employed in connection with any of the transactions set forth above.

Item 16.	Exhibits and financial statement schedules

Exhibits

See “Exhibit index” immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Financial statement schedules

See the financial statement schedules listed in the Index to the Consolidated Financial Statements, which are incorporated by reference as if fully set forth herein.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the County of Henrico, Commonwealth of Virginia, on May 5, 2017.

KINSALE CAPITAL GROUP, INC.

By:	/s/ Michael P. Kehoe
Michael P. Kehoe President and Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned does hereby make, constitute and appoint Michael P. Kehoe and Bryan P. Petrucelli and each of them, as true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution, resubstitution and revocation, for and in the name, place and stead of the undersigned, to execute and deliver this Registration Statement on Form S-1, and any and all amendments thereto, including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b); such registration statement and each such amendment to be in such form and to contain such terms and provisions as said attorney or substitute shall deem necessary or desirable; giving and granting unto said attorney, or to such person or persons as in any case may be appointed pursuant to the power of substitution herein given, full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or, in the opinion of said attorney or substitute, able to be done in and about the premises as fully and to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney or such substitute shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael P. Kehoe	President, Chief Executive Officer and Director (Principal Executive Officer)	May 5, 2017
Michael P. Kehoe

/s/ Bryan P. Petrucelli	Chief Financial Officer and Senior Vice President (Principal Financial and Accounting Officer)	May 5, 2017
Bryan P. Petrucelli

/s/ Steven J. Bensinger	Director	May 5, 2017
Steven J. Bensinger

/s/ Joel G. Killion	Director	May 5, 2017
Joel G. Killion

/s/ Robert Lippincott III	Director	May 5, 2017
Robert Lippincott III

/s/ James J. Ritchie	Director	May 5, 2017
James J. Ritchie

/s/ Frederick L. Russell, Jr.	Director	May 5, 2017
Frederick L. Russell, Jr.

/s/ Edward D. Yun	Director	May 5, 2017
Edward D. Yun

Exhibit index

Exhibit Number	Description
1.1	Form of Underwriting Agreement
3.1
Amended and Restated Certificate of Incorporation of Kinsale Capital Group, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016)

3.2	Amended and Restated By-Laws of Kinsale Capital Group, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016)
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016)
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1
Amended and Restated Registration Rights Agreement, dated as of August 2, 2016, among Kinsale Capital Group, Inc., Moelis Capital Partners Opportunity Fund I, LP, Moelis Capital Partners Opportunity Fund I-A, LP, Virginia Capital Private Equity, LP, M.P. Kehoe, LLC and the other stockholders party thereto (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016)

10.2
Director Nomination Agreement, dated as of July 28, 2016, between Moelis Capital Partners Opportunity Fund I, LP and Moelis Capital Partners Opportunity Fund I-A, LP and Kinsale Capital Group, Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016)

10.3+
Kinsale Capital Group, Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed with the SEC on July 18, 2016)

10.4a+
Form of Stock Option Grant Notice and Award Agreement (Employee) (incorporated by reference to Exhibit 10.5a to Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed with the SEC on July 18, 2016)

10.4b+
Form of Stock Option Grant Notice and Award Agreement (Director) (incorporated by reference to Exhibit 10.5b to Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed with the SEC on July 18, 2016)

10.5+
Kinsale Capital Group, Inc. (as successor to Kinsale Capital Group, Ltd.) 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1, filed with the SEC on July 1, 2016)

10.6+
Employment and Arbitration Agreement, dated as of June 4, 2009 among Kinsale Management, Inc. and Michael P. Kehoe (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1, filed with the SEC on July 1, 2016)

10.7
Form of Indemnification Agreement between Kinsale Capital Group, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed with the SEC on July 18, 2016)

21.1	List of subsidiaries of Kinsale Capital Group, Inc.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

+ Compensatory plan or arrangement